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                                                                EXHIBIT 99(a)(9)


                  TEXAS INSTRUMENTS EXTENDS CASH TENDER OFFER
                   FOR SHARES OF INTEGRATED SENSOR SOLUTIONS


         DALLAS (June 7, 1999)--Texas Instruments today announced that TI and its wholly-owned subsidiary, Sensor Acquisition Corporation, have extended their tender offer for all of the issued and outstanding shares of common stock of Integrated Sensor Solutions, Inc. (ISS) (NASDAQ: ISNR) at a price of $8.05 per share, net to the seller in cash, until midnight, EDT, on Friday, June 25, 1999. The tender offer was previously scheduled to expire at midnight, EDT, on Friday, June 4, 1999.

         The requirements of U.S. antitrust laws applicable to the transaction have been satisfied. However, the review of the transaction by German antitrust authorities and ISS's purchase of the outstanding minority interest in its German subsidiary have not been completed. These conditions are expected to be satisfied in late June.

         TI has been advised by the depositary for the tender offer that as of 5:00 p.m., EDT on June 4, 1999, 7,440,749 shares of ISS common stock, or approximately 96.5% of the issued and outstanding shares, had been validly tendered and not withdrawn.

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NOTE TO EDITORS: Texas Instruments Incorporated is a global semiconductor company and the world's leading designer and supplier of digital signal processing and analog technologies, the engines driving the digitization of electronics. Headquartered in Dallas, Texas, the company's businesses also include materials and controls, educational and productivity solutions, and digital imaging. The company has manufacturing or sales operations in more than 25 countries.

Texas Instruments is traded on the New York Stock Exchange under the symbol TXN. More information is located on the World Wide Web at http://www.ti.com